Exhibit 99.1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 12th day of October, 2010, by and between Homeowners Choice, Inc. (“Purchaser”), a Florida corporation, and Synovus Financial Corp., a Georgia corporation (“Seller”). Seller and Purchaser are referred to herein collectively as the “Parties.”

R E C I T A L S:

WHEREAS, on the date hereof, Seller is the holder of 1,542,894 shares of common stock, $0.0001 par value per share (the “Common Stock”), of United Insurance Holdings, Corp., a Delaware corporation (the “Company”), which constitute all of the shares of capital stock of the Company owned by Seller (the “Shares”);

WHEREAS, on the date hereof, Seller is the holder of a warrant to purchase 220,047 additional shares of Common Stock, which expires October 4, 2011 and which constitutes the only warrant for capital stock of the Company owned by Seller (the “Warrant”);

WHEREAS, Purchaser desires to purchase the Shares and the Warrant and Seller desires to sell the Shares and the Warrant to the Purchaser pursuant to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

A G R E E M E N T S:

1.         Sale. Seller hereby agrees to sell, assign, transfer, convey and deliver the Shares and the Warrant to Purchaser, and Purchaser hereby agrees to purchase the Shares and the Warrant from Seller (the “Transaction”) as set forth in this Agreement.

2.         Purchase Price. The aggregate purchase price for the Shares and the Warrant shall be four million, six hundred fifty-one thousand, five hundred thirty-seven dollars and thirty cents ($4,551,637.30), or two dollars and ninety-five cents ($2.95) per Share, plus one hundred dollars and no cents ($100.00) for the Warrant (the “Purchase Price”), and shall be payable by Purchaser to Seller at the closing.

3.         Closing Matters; Delivery of Shares and Warrant.

a.         The consummation of the sale of the Shares and the Warrant (the “Closing”) shall take place on the first business day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 4 of this Agreement. Such date is sometimes herein called the “Closing Date”. Said Closing may be accomplished by mail, by national overnight carrier, or by facsimile by each Party delivering all applicable documents to the other.

b.         At the Closing, Seller will deliver to Purchaser (i) a duly endorsed stock certificate representing the Shares, (ii) a duly executed stock power evidencing the transfer of the Shares to Purchaser, (iii) a duly endorsed certificate representing the Warrant; and (v) such other instruments of sale, transfer, conveyance and assignment as Purchaser and its counsel may reasonably request; and

c.         At the Closing, Purchaser will pay to Seller cash in an amount equal to the Purchase Price by wire transfer of immediately available funds in accordance with the written instructions of Seller.

4.         Conditions to Closing.

a.         Conditions of Purchaser. The obligations of Purchaser to consummate the transactions provided for hereby are subject to the satisfaction, on or prior to the Closing, of each of the following conditions, any of which may be waived by Purchaser:

i.	the representations and warranties of Seller contained in Section 5 shall have been true and correct on the date they were made and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date;

ii.	no law, regulation, action, claim, proceeding, suit, hearing, litigation, arbitration, audit or investigation (whether civil, criminal, administrative or judicial), or any appeal therefrom, shall have been passed, instituted or threatened, which would make the transactions contemplated by this Agreement illegal or otherwise prohibited, or that otherwise adversely affects the right or ability of Purchaser to consummate the Transaction;

iii.	Purchaser shall have received either (A) approval of the Florida Office of Insurance Regulation to consummate the Transaction or (B) a written opinion of its legal counsel that the approval set forth in clause (A) of this Section 4(a)(iii) is not required; and

iv.	Seller shall have delivered to the Purchaser the documents specified in Section 3(b).

b.         Conditions of Seller. The obligations of the Seller to consummate the Transactions provided for hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Seller:

i.	the representations and warranties of Purchaser contained in Section 6 shall have been true and correct on the date they were made and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date;

ii.	no law, regulation, action, claim, proceeding, suit, hearing, litigation, arbitration, audit or investigation (whether civil, criminal, administrative or judicial), or any appeal therefrom, shall have been passed, instituted or threatened which would make the Transactions contemplated by this Agreement illegal or otherwise prohibited; and

iii.	Purchaser shall have delivered to Seller the Purchase Price.

5.         Warranties of Seller. Seller hereby represents and warrants to Purchaser that:

a.         Power. Seller has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations pursuant to this Agreement and the agreements or documents executed in connection herewith.

b.         Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement are within the legal power and authority of Seller and have been duly and validly authorized by all necessary action on the part of Seller and no other action or proceeding is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes (assuming the due execution and delivery by Purchaser) a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

c.         Title to Shares. The Shares represent all of the issued and outstanding capital stock of the Company owned by Seller. Seller is the owner of all right, title and interest (legal and beneficial) in and to the Shares and has good, valid and marketable title to the Shares, free and clear of all liens, mortgages, pledges, security interests, claims, encumbrances, restrictions or charges of any kind, whether voluntary or involuntary.

d.         Title to Warrant. The Warrant represents the only warrant for capital stock of the Company owned by Seller. Seller is the owner of all right, title and interest (legal and beneficial) in and to the Warrant and has good, valid and marketable title to the Warrant, free and clear of all liens, mortgages, pledges, security interests, claims, encumbrances, restrictions or charges of any kind, whether voluntary or involuntary.

6.         Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

(a)         Power. Purchaser has all requisite power to execute, deliver and perform its obligations under this Agreement and consummate the transactions contemplated hereby.

(b)         Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transaction contemplated hereby are within Purchaser’s power and authority and have been duly and validly authorized by all necessary corporate action on the part of the Company and no proceeding (corporate or otherwise) on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and constitutes (assuming the due execution and delivery by Seller) a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

(c)         Consents. Except as provided in Section 6(e) below, no consent, approval, license, permit, order or authorization of, or registration, declaration, or notice of filing with, any governmental entity or other person, and no lapse of a waiting period, is necessary or required for or in connection with the execution, delivery and performance of this Agreement by Purchaser or the enforcement of this Agreement against Purchaser or and the consummation by Purchaser of the transactions contemplated hereby.

(d)         Noncontravention. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby will not conflict with or violate any applicable laws.

(e)         Regulatory Approval. As of the Closing Date, all required approvals and regulatory filings will have been made and/or obtained, including but not limited to approval (if required) of the Florida Office of Insurance Regulation.

(f)         Accredited Investor. Purchaser is an “accredited investor” as defined in Rule 215 of the Securities Act of 1933, as amended, and (i) is familiar with the business in which the Company is and will be engaged, (ii) based upon its knowledge and experience in financial and business matters, is familiar with investments of this type, (iii) is fully aware of the problems and risks involved in making such an investment, and (iv) is capable of evaluating the merits and risks of this investment. Purchaser acknowledges that, prior to executing this Agreement, there was an opportunity to retain and consult with its own legal counsel, accountants, tax advisors, investment advisors and other third party professionals.

(g)         Sufficient Funds. Purchaser has or will have as of the hereof sufficient funds available to pay the Purchase Price, to pay all fees and expenses related to the transactions contemplated hereby, and to operate the Company as a going concern

(h)         No Other Representations; Acknowledgement. Purchaser acknowledges that other than as set forth in this Agreement, neither Seller nor any of its officers, directors, employees, agents or any other persons acting or purporting to act on its or their behalf has made any representations, warranty or covenant to Purchaser with respect to the Company, its business, its assets or liabilities, the results of its operations, its financial condition, or its prospects, except as expressly set forth in this Agreement.

7.         Negotiated Transaction. The Parties hereby agree that the Purchase Price has been mutually negotiated and agreed upon, and such Purchase Price represents fair and adequate consideration for the Shares and the Warrant.

8.         Dividend Rights. Solely for the purpose of dividends, the consummation of the transactions contemplated by this Agreement shall be deemed to have occurred on the date hereof. Seller disclaims (i) any right to receive dividends on or with respect to the Shares that are declared, or for which a record date is set, on or after the date hereof and (ii) any other rights or benefits resulting from or related to ownership of the Shares or the Warrant.

9.         Notices. All notices, requests and other communications hereunder shall be in writing (including wire, telefax or similar writing) and it shall be sent, delivered or mailed, addressed, or telefaxed:

(a)	if to Seller, to:

Synovus Financial Corp.

1111 Bay Avenue, Suite 501

Columbus, Georgia 31901

Attention: General Counsel’s Office

Facsimile: (706) 644-1957

(b)	if to Purchaser, to:

Homeowners Choice, Inc.

2340 Drew Street, Suite 200

Clearwater, Florida 33765

Attn: Andrew Graham

Facsimile: (727) 797-7591

10.         Entire Agreement; Amendment and Termination. This Agreement constitutes the entire agreement of the Parties. All prior agreements among the Parties concerning the subject matter hereof, whether written or oral, are merged herein and shall be of no force or effect. This Agreement cannot be altered, modified or discharged orally but only by an agreement in writing. Unless otherwise agreed to in writing by each of the Parties, this Agreement shall terminate and be of no further force and effect if the Closing has not occurred on or before November 30, 2010.

11.         Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties, their legal representatives, and assigns.

12.         Further Assurances. The Parties hereby agree to execute and deliver such further instruments and do such further acts as may be required to carry out the intent and purposes of this Agreement.

13.         Waiver. The rights and remedies of the Parties hereunder shall not be mutually exclusive, and the exercise by any Party of any right to which such Party is entitled shall not preclude the exercise of any other right such Party may have.

14.         Authority. Each individual signing this Agreement on behalf of a corporation or other entity warrants that such individual is authorized to do so and that this Agreement will constitute the legally binding obligation of the entity which such individual represents.

15.         Governing Law. This Agreement shall be construed in accordance with the laws and decisions of the State of Georgia

16.         Legal Representation. Each person executing this Agreement acknowledges that such person has been advised and afforded the opportunity to seek his own legal counsel, as to the expressed and unexpressed consequences of signing this Agreement, and that such person has either sought separate legal counsel or has chosen not to do so.

17.         Counterparts; Telefax or Electronic Mail Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement. Executions that are telefax or received via electronic mail shall be deemed originals.

[Signatures on following page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

PURCHASER

Homeowners Choice, Inc.

By:	/s/ F.X. McCahill, III
Name: F.X. McCahill, III
Title: President/CEO

SELLER

Synovus Financial Corp.

By:	/s/ Joseph M. Lowery
Name: Joseph M. Lowery
Title: Treasurer